Exhibit 99.1

AZI Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, China, May 20, 2025 – Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (“Autozi” or the “Company”), an automotive products and services company in China, today announced that it has received a written notice (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated May 16, 2025, informing the Company that it has regained compliance with the minimum bid price requirement set forth under the Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on February 5, 2025 that the Company’s Class A ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days.

According to the Compliance Notice, the Company regained compliance with the Minimum Bid Price Requirement because the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater for 14 consecutive business days, from April 28 through May 15, 2025, and the matter is now closed.

About Autozi

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Contact Information

The Blueshirt Group

Jack Wang

Email: Jack@blueshirtgroup.co